Exhibit (e)(10)

Amendment No. 1 to the Synageva BioPharma Corp.

Employee Stock Purchase Plan

WHEREAS, Synageva BioPharma Corp. (the “Company”) has adopted and maintains the Synageva BioPharma Corp. Employee Stock Purchase Plan (the “Plan”); and

WHEREAS, the Board of Directors of the Company desires to amend the Plan as set forth herein.

NOW, THEREFORE, pursuant to Section 18 of the Plan, the Plan is hereby amended as follows:

1. The following new Section 19 is hereby added to read in its entirety as follows:

SECTION 19. Suspension of Plan

Effective as of May 5, 2015, no Eligible Employee may elect to participate in the Plan and no Participant may increase their payroll deduction. In addition, the outstanding Option Period scheduled to end on June 30, 2015 will terminate at the earlier of (x) June 30, 2015 and (y) the date that is 7 business days prior to the Applicable Time (as defined in the Agreement), and be the final Option Period under the Plan, and the accumulated contributions of each Participant will be used to purchase shares of Stock determined under Section 6 on the earlier of (x) June 30, 2015 and (y) the date that is 7 business days prior to the Applicable Time (with any Participant payroll deductions not applied to the purchase of shares returned to the Participant). For purposes of this Section 19, “Agreement” means the Agreement and Plan of Reorganization by and among Alexion Pharmaceuticals Inc., Pulsar Merger Sub Inc., Galaxy Merger Sub LLC and the Employer, dated as of May 5, 2015. Notwithstanding anything to the contrary, if the Agreement terminates without consummation of the transactions contemplated thereunder, the Plan shall resume in accordance with its terms with respect to the first Option Period commencing after the date on which the Agreement is terminated, without regard to this Section 19.

In all other respects, the Plan shall remain in full force and effect in accordance with its terms.

As adopted by the Board of Directors of Synageva Biopharma Corp. on May 5, 2015.